SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

FORM U-3A-2/A

Amendment No. 1 to

STATEMENT BY HOLDING COMPANY

CLAIMING EXEMPTION

UNDER RULE U-3A-2 FROM THE

PROVISIONS OF THE

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

* * * * *

File No. 69-291

SW II Acquisition LLC

(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (Act), and submits the following information:

3. Certain information, for the calendar year 2002 with respect to TNP Enterprises and its subsidiaries, is provided in the following:

Total MWH sold and related revenues.

See TNP Enterprises, Inc. Form U-3A-2/A filed with the Commission on 4/17/2003. -File No. 69-291.

(b)	MWH sold at retail and related revenues.

See TNP Enterprises, Inc. Form U-3A-2/A filed with the Commission on 4/17/2003 - File No. 69-291.

(c)	MWH sold at wholesale and related revenues.

See TNP Enterprises, Inc. Form U-3A-2/A filed with the Commission on 4/17/2003 - File No. 69-291.

(d)	MWH purchased and related expenses.

See TNP Enterprises, Inc. Form U-3A-2/A filed with the Commission on 4/17/2003—File No. 69-291.

4. Neither the claimant nor any of its subsidiaries are directly or indirectly involved with, or have an interest in either an exempt wholesale generator or a foreign utility company.

Exhibit A. A consolidating statement of operations of the TNP Enterprises and its subsidiaries for the last calendar year 2002, together with a consolidating balance sheet and consolidating statements of retained earnings of TNP Enterprises and its subsidiaries as of the close of the 2002 calendar year.

See TNP Enterprises, Inc. Form U-3A-2/A filed with the Commission on 4/17/2003- File No. 69-291.

Exhibit B. A Financial Data Schedule for the period ended December 31, 2002, including Item Nos. 1, 2, and 3.

See TNP Enterprises, Inc. Form U-3A-2/A filed with the Commission on 4/17/2003—File No. 69-291.

The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 16th day of April, 2003.

SW II Acquisition, LLC

By	/s/ William J. Catacosinos
William J. Catacosinos
Manager

Attest:

/s/ Kathleen A. Marion

Kathleen A. Marion

The name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed are:

Dr. William J. Catacosinos SW II Acquisition, LLC. 2 Robbins Lane Suite 201 Jericho, NY 11753	With a copy to: Paul W. Talbot Texas-New Mexico Power Company 4100 International Plaza Fort Worth, TX 76109

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